Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus announces agreement to sell its interest in Joslyn oil sands for $500 million

     TSX: ERF.UN
     NYSE: ERF

     CALGARY, June 23 /CNW/ - Enerplus Resources Fund ("Enerplus") announced today that it has entered into an agreement to sell its 15% working interest in the Joslyn oil sands lease ("Joslyn") to Occidental Petroleum Corporation for proceeds of $500 million which, including adjustments but before transaction costs, is estimated to be $510 million at closing. Enerplus plans to use the proceeds initially to reduce bank debt but expects to redeploy the funds towards accretive acquisitions and development opportunities. The transaction, which is subject to customary conditions, consents and regulatory approvals, is expected to close by the end of the third quarter of 2008.
     Enerplus' oil sands strategy is focused on in-situ development such as steam assisted gravity drainage ("SAGD") projects due to the scalability, investment profile and technical similarities to conventional production. This strategy is further supported by the fact that 80% of Canada's oil sands resources are expected to be recovered through in-situ methods versus mining projects thereby offering more opportunities to expand our portfolio over time.
     Enerplus has successfully built a SAGD team which is currently focusing on our Kirby project. Enerplus is the sole owner and operator of Kirby which provides enhanced control over capital expenditures and execution of the project. In the first quarter of 2008 Enerplus announced encouraging winter drilling results at Kirby and we expect to update the contingent resource assessment for the project in the second half of 2008. Enerplus remains on track to file the regulatory application for the initial 10,000 bbl/day project at Kirby this fall. We also intend to pursue additional expansion phases at Kirby that could increase production to 30,000 - 40,000 bbl/day.
Enerplus believes that our experience operating the Kirby project will allow us to further expand our portfolio of in-situ opportunities over time.
     Joslyn is located in northeastern Alberta and contains both mining and
SAGD development potential. Enerplus acquired a 16% interest in Joslyn in 2002 and subsequently sold a 1% interest to Laricina Energy Ltd. in early 2006 in exchange for common stock in that company which we continue to hold today.
Enerplus will have invested approximately $115 million on its 15% interest in
Joslyn since inception. We do not expect to pay any cash taxes in connection with this transaction and the transaction will have an immaterial impact our long-term taxability.
     As at December 31, 2007 Enerplus reported third party engineering reserve and contingent resource estimates between 315 and 370 million barrels depending on the final lease development plan which is currently under review by the operator. We have recorded 63.5 million barrels of proved and probable reserves associated with the current SAGD development plan which includes $420 million of future development capital.
     For additional information regarding reserve and contingent resource estimates associated with the Joslyn project, see Enerplus' year-end press release dated February 28, 2008 and our Annual Information Form for the year ended December 31, 2007 dated March 13, 2008.
     We intend to redeploy the unspent portion of the 2008 Joslyn capital budget (estimated at approximately $40 million) into additional conventional projects scheduled for later this year. Due to the timing of this capital redeployment, we would not expect to see an impact on production volumes until
2009.
     Enerplus currently has a conservative balance sheet with a debt-to-trailing 12-month cash flow ratio of approximately 1.0 times. We expect the proceeds from the Josyln sale to further reinforce our balance sheet, reducing our debt-to-trailing 12-month cash flow ratio to approximately
0.5 times. This will enhance our ability to fund capital programs and acquisition activity, as well as minimize future equity dilution associated with these growth opportunities.
     RBC Capital Markets acted as the exclusive financial advisor to Enerplus on the oil sands strategic review and the Joslyn sale process.

     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund

     FORWARD-LOOKING INFORMATION AND STATEMENTS

     This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective",
"ongoing", "may", "will", "project", "should", "believe", "plans", "intends",
"strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: the completion of the sale of Enerplus' Joslyn oil sands project and the timing thereof; Enerplus' future oil sands strategy, including related to the Kirby project; the estimated volumes of certain of
Enerplus' oil and gas reserves and resources and future revisions to those estimates; future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures, including with respect to the development of the Kirby and Joslyn leases and future SAGD opportunities; and the use of proceeds and impact on Enerplus'
financial position from the potential disposition of the Joslyn interest.
     The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumptions of the Fund including, without limitation: the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of the Fund's reserve and resource volumes; certain commodity price and other cost assumptions; and the continued
availability of adequate debt and equity financing and cash flow to fund its plans expenditures. The Fund believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
     The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: failure to complete the sale of
Enerplus' Joslyn interest, including as a result of the failure to obtain the required regulatory approvals; changes in commodity prices; changes in development plans by the Fund or by third party operators of the Fund's properties; inaccurate estimation of the Fund's oil and gas reserve and resource volumes; and certain other risks detailed from time to time in the
Fund's public disclosure documents (including, without limitation, those risks identified in this news release and in the Fund's Annual Information Form) for the year ended December 31, 2007 dated March 13, 2008.
     The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of the Fund or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

     %CIK: 0001126874

     /For further information: Investor Relations at 1-800-319-6462 or email
investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 06:00e 23-JUN-08